Exhibit 10.46

October 24, 2002

Mr. Mark McDade
7442 North Mercer Way
Mercer Island, WA 98040

Dear Mark:

On behalf of Protein Design Labs, Inc., subject to approval by the PDL Board of Directors, I am pleased to extend to you an offer for the position of Chief Executive Officer, reporting to the Board of Directors. Also, subject to approval of the PDL Board of Directors, you will be elected to the PDL Board of Directors effective as of the same day as your election as Chief Executive Officer.

The monthly salary for this position is $41,666.67 ($500,000.00/annually). We offer our employees an attractive benefits package, including a comprehensive medical policy and dental plan, as well as life insurance coverage.

You will be eligible for a cash bonus of up to 30% of your base salary. You and the Board of Directors will agree upon company and individual goals upon which the bonus will be based. These goals will be determined no later than February 28, 2003, including approval of the goals by the PDL Board of Directors.

PDL agrees to provide reimbursement for reasonable expenses incurred during a five-day house-hunting trip for you and your wife to the Bay area. The trip will include lodging, meals, and a rental car for five days. These arrangements will be made by PDL.

PDL is prepared to offer you reasonable relocation assistance including the movement of your household goods (packing, shipping and unloading of household goods), and the shipment of your automobiles (if you are not driving one), from Washington to the Bay Area,

PDL will also pay the airfare for you and your family's final trip to the Bay Area. If you prefer to drive, PDL will provide you with a stipend to cover gas, hotel, and food that would be equivalent to the cost of the plane tickets. Arrangements will be made by PDL.

To assist with temporary housing for you in the Bay Area until your family moves to the Bay Area, PDL is prepared to offer you an allowance for housing and flights to and from Washington covering actual expenses up to $7,000.00 per month. This allowance will continue until you have purchased and moved into a home in the Bay Area, but no longer than the end of 2003. The reimbursed amount will be "grossed up" to cover your U.S. federal and state income taxes.

If you voluntarily terminate your employment with PDL within the first year of your employment, you must repay the amount you received for relocation in full, within fifteen (15) days of your leaving the Company.

PDL agrees to provide you a relocation bonus of $500,000.00 toward the purchase of a home in the Bay Area to be paid upon closing of your purchase of that home. The bonus must be used no later than December 31, 2003. If your employment with PDL is voluntarily terminated by you or terminated for "Cause" (as defined in PDL's Executive Retention and Severance Plan) prior to the fourth year anniversary of the payment of the bonus, it will be immediately due and payable to PDL as follows:

Termination prior to the first year anniversary	100% due and payable
Termination prior to the second year anniversary	75% due and payable
Termination prior to the third year anniversary	50% due and payable
Termination prior to the fourth year anniversary	25% due and payable
Termination following the fourth year anniversary	0% due and payable

In addition, PDL is offering you a hiring bonus of $100,000.00 payable and included with your first paycheck from PDL. If your employment with PDL is terminated voluntarily by you or terminated for "Cause" (as defined in PDL's Executive Retention and Severance Plan) prior to your second anniversary with PDL, the entire $100,000.00 will be immediately due and payable to PDL.

Also, subject to approval by the PDL Board of Directors, you will be a participant in PDL's Executive Retention and Severance Plan (ERSP), which provides for certain benefits in the event of a "Change in Control" of PDL, as defined in the ERSP.

Finally, in addition to our salary and benefits packages, I am pleased to offer to you options to purchase 900,000 shares of Protein Design Labs Common Stock under a PDL stock option plan (the "Options"). The Options will vest over four years, with one-fourth of the Options vesting after one year of employment and the remainder vesting in equal monthly increments over the remaining three years. This offer is subject to the approval of PDL's Board of Directors and your execution of our standard Stock Option Agreement. The exercise price will be equal to the fair market value of the stock at the close of the market on the date your stock option grant is approved by PDL's Board of Directors.

In the event that your employment is terminated by PDL without Cause (as defined in the ERSP) and if you execute and deliver to the Company, within thirty (30) days following such termination, a general release of all known and unknown claims against the Company existing as of the date of execution of the release, in a form reasonably satisfactory to the Company (which release shall also obligate you to refrain from soliciting employees, contractors, vendors, strategic partners, and customers to terminate their relationships with the Company), you will be entitled to (x) salary and bonus continuation at the same level as the most recently awarded bonus or at the maximum bonus rate if such termination occurs prior to your first bonus, but excluding other employment benefits, for one year or until you accept a full time position with another company, whichever occurs first, from the date of such termination, less standard withholdings and deductions; and (y) if such termination occurs prior to the end of your first year of employment, then the vesting of one-fourth of the Options (i.e., options to purchase 225,000 shares) will be accelerated as of the date of such termination.

For purposes of federal immigration law, you will be required to provide PDL documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire.

As a Protein Design Labs employee, you are free to resign at any time, just as Protein Design Labs is free to terminate your employment at any time, with or without cause. To indicate your acceptance of our offer, please sign and date one copy of this letter in the space provided below and return it to Fran Charlson, in the enclosed envelope by the date indicated below. This letter, along with an agreement relating to proprietary rights between you and PDL, sets forth the terms of your employment with PDL and supersedes any prior representations or agreements, whether written or oral. This letter may not be modified or amended except by a written agreement, signed by PDL and by you.

We are very excited at the prospect of your joining Protein Design Labs as a key contributor. This offer will remain open until October 25, 2002, at which time it will expire if not previously accepted. A start date will be determined by October 25, 2002, as well.

Sincerely,

_____   _____
Douglas O. Ebersole   Mark McDade
Chief Executive Officer

                                                  _____
                                                  Date: October 24, 2002